FIRST POINT MINERALS CORP.

Interim Consolidated Financial Statements

FIRST QUARTER 2006

(Stated in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of First Point Minerals Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

FIRST POINT MINERALS CORP.
Consolidated Balance Sheets
As at March 31, 2006

	MARCH 31	DECEMBER 31
	2006	2005
	(UNAUDITED)	(AUDITED)
	$	$
A S S E T S
Current
Cash	1,256,984	167,326
Amounts receivable	79,189	52,732
Prepaid expenses	17,410	25,803

	1,353,583	245,861

Equipment (note 3)	22,542	23,913
Investment (note 4)	871,374	871,374
Mineral property costs (note 5)	4,130,085	3,889,773

	6,377,584	5,030,921

L I A B I LI T I E S
Current
Accounts payable and accrued liabilities	61,766	120,180

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 6 (a))	12,708,342	11,023,104
Contributed surplus (note 6 (d))	626,576	383,520
Subscription receivable (note 9)	(175,000)	-
Deficit	(6,844,100)	(6,495,883)

	6,315,818	4,910,741

	6,377,584	5,030,921
Continuing operations (note 1)

Approved by the Board of Directors:

/s/ J. Christopher Mitchell

/s/ William H. Myckatyn

J. Christopher Mitchell, Director	William H. Myckatyn, Director

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Statements of Operations and Deficit
(Unaudited, Prepared by Management)
For the three months ended March 31

	THREE MONTHS ENDED MARCH 31
	2006	2005
	$	$
Expenses
Accounting, legal and audit	6,407	1,529
Amortization	1,371	1,657
Communication	870	424
Foreign exchange loss (gain)	(595)	(8,604)
General exploration	22,629	10,167
Insurance	489	-
Management fees	9,197	20,000
Office and administration	1,805	1,250
Rent	3,483	5,536
Stock-based compensation	276,058	-
Travel and promotion	10,215	10,299
Trust and filing fees	5,979	1,692
Wages	10,309	23,358

Loss before other items	(348,217)	(67,308)

Other items:
Interest	-	1,106

Net loss for the period	(348,217)	(66,202)
Deficit - beginning of period	(6,495,883)	(6,110,387)
Deficit - end of period	(6,844,100)	(6,176,589)

Loss per share (note 7)	$ (0.01)	$ (0.00)
Weighted average number of common shares outstanding	40,257,714	31,713,454

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Statements of Cash Flows
(Unaudited, Prepared by Management)
For the three months ended March 31

	THREE MONTHS ENDED MARCH 31
	2006	2005
	$	$
Cash provided by (used for):

Operating activities
Net loss for the period	(348,217)	(66,202)
Add items not involving cash:
Amortization	1,371	1,657
Stock-based compensation	276,058	-

	(70,788)	(64,545)
Changes in non-cash working capital components:
Accounts receivable	(26,457)	32,118
Prepaid expenses	8,393	(13,951)
Accounts payable and accrued liabilities	(58,414)	102,921

	(147,266)	56,543
Financing activities
Release of trust funds	-	27,000
Cash proceeds from shares issued	1,667,000	-
Share issue costs	(14,765)	-
Share subscriptions receivable	(175,000)	-
	1,477,235	27,000
Investing activities
Mineral property costs	(240,312)	(108,167)

	(240,312)	(24,624)

Net cash provided (used) during the period	1,089,657	(24,624)
Cash - beginning of the period	167,326	57,392

Cash - end of the period	1,256,983	32,768

Supplemental disclosure with respect to cash flows (note 9).

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Schedule of Mineral Property Costs
(Unaudited, Prepared by Management)

	Balance, December 31, 2004	Expenditures	Disposition	Balance December 31, 2005	Expenditures	Balance, March 31, 2006
	$	$	$	$	$	$
HONDURAS
Cacamuya Property
Acquisition	299,181	12,802	-	311,983	2,448	314,431
Exploration
Assays	89,760	-	-	89,760	-	89,760
Drilling and trenching	557,983	-	-	557,983	-	557,983
Field office expenses	179,219	10,120	-	189,339	1,508	190,847
Geological & geophysical	155,516	-	-	155,516	-	155,516
Environmental & reclamation	2,026	-	-	2,026	-	2,026
Legal & accounting fees	3,477	2,186	-	5,663	-	5,663
Property taxes	6,280	986	-	7,266	-	7,266
Travel & accommodation	111,119	1,115	-	112,234	24	112,258
Wages	752,720	6,396	-	759,116	1,933	761,049
	2,157,281	33,605	-	2,190,886	5,913	2,196,799

Honduras total	2,157,281	33,605	-	2,190,886	5,913	2,196,799
NICARAGUA
Rio Luna Property
Acquisition	52,580	-	-	52,580	-	52,580
Exploration
Assays	46,321	31,355	-	77,676	15,592	93,268
Drilling and trenching	444,032	-	-	444,032	75,888	519,920
Field office expenses	274,222	156,436	-	430,658	52,916	483,574
Geological & geophysical	71,405	7,884	-	79,289	10,065	89,354
Environmental & reclamation	8,763	-	-	8,763	-	8,763
Legal & accounting fees	5,696	21,424	-	27,120	290	27,410
Property taxes	18,907	1,090	-	19,997	7,902	27,899
Travel & accommodation	54,774	20,040	-	74,814	6,395	81,209
Wages	239,513	171,219	-	410,732	45,839	456,571
	1,216,213	409,448	-	1,625,661	214,887	1,840,548

Mesas de Cuapa Property
Exploration
Assays	-	4,339	-	4,339	1,301	5,640
Field office expenses	-	13,394	-	13,394	6,734	20,128
Geological & geophysical	-	-	-	-	2,615	2,615
Legal & accounting fees	-	13,647	-	13,647	-	13,647
Property taxes	-	-	-	-	2,455	2,455
Travel & accommodation	-	9	-	9	455	464
Wages	-	41,837	-	41,837	5,952	47,789
	-	73,226	-	73,226	19,512	92,738

Nicaragua total	1,216,213	482,674	-	1,698,887	234,399	1,933,286
Total mineral property costs	3,373,494	516,279	-	3,889,773	240,312	4,130,085

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements (Prepared by Management)
March 31, 2006 and 2005

1.      NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Business Corporations Act (Alberta) and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization.  At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These unaudited interim financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.  The financial statements have not been audited, reviewed or otherwise verified as to the accuracy or completeness of information.  Readers are cautioned that these statements may not be appropriate for their purposes.

	March 31, 2006	December 31, 2005
Deficit	(6,844,100)	(6,495,883)
Working Capital	1,291,817	125,681

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying unaudited interim financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2005.  They do not include all of the information and disclosures required by Canadian GAAP for audited financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements of the Company, including the notes thereto.

The Company has not changed any of its existing accounting policies, nor has it adopted any new accounting policies since its last fiscal year end.

3.      EQUIPMENT

	March 31, 2006			December 31, 2005
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Computer equipment	37,548	(31,038)	6,510	7,037
Office furniture and equipment	77,082	(61,050)	16,032	16,876
	114,630	(92,088)	22,542	23,913

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements (Prepared by Management)
March 31, 2006 and 2005

4.      INVESTMENT

The Company entered into an agreement in 2004 with a private company to form Aquila Resources Corp. (“Aquila”) for the purpose of advancing that company’s Back Forty zinc/gold property in Upper Peninsula of Michigan and the Company’s Cedros zinc/silver property in Honduras.  Pursuant to that agreement, Aquila issued 2,215,569 of its common shares to the Company.    Concurrently, the Company also purchased 253,209 common shares of Aquila at $0.35 per share.  During 2004, Aquila issued 37,795 shares to the Company to settle indebtedness of $7,301.

On May 1, 2006, the TSX Venture Exchange (the “Exchange”) approved a transaction whereby Aquila completed the reverse take-over of a public company, JML Resources Ltd., whose shares traded on the Exchange.  The shares of the resulting entity, named Aquila Resources Inc., commenced trading on the Exchange on May 2, 2006.  The Company currently owns an aggregate of 2,506,573 shares of Aquila Resources Inc. (ARI), representing an ownership interest of approximately 6.4%.  As a condition of its approval, the Exchange required that a number of ARI shareholders, including First Point, place their ARI shares into escrow, which shares will be released from escrow in accordance with a pre-determined schedule of 10% of the initial number of shares in escrow upon the Exchange listing being approved, and 15% of the original number of shares in escrow every six months thereafter, until all shares have been released.  The initial tranche of 250,673 ARI shares was released to First Point on May 2, 2006.

5.      MINERAL PROPERTIES

HONDURAS

Cacamuya Property

The Company acquired a 60% interest, subject to a 0.6% NSR, in the Cacamuya Property in southern Honduras from Minera Battle Mountain Gold Company ("BMG") by incurring US$1,000,000 in exploration expenditures and issuing 700,000 common shares of the Company.  BMG has subsequently become a wholly-owned subsidiary of Newmont Gold Company.

The Company has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and conveys title to the property to the Company. Breakwater Resources Ltd. will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325 per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

NICARAGUA

Rio Luna Property

The Company entered into an option to purchase agreement to acquire the Rio Luna gold property in December 2002.  The option was exercised in October 2004 and the Company now owns a 100% interest in the Rio Luna property.

         Mesas de Cuapa Property

The Nicaraguan government granted the Boaco Viejo concession to the Company in 2005.  The Company has filed “solicituds” as the initial step in the application process for obtaining additional concessions covering the Mesas de Cuapa and Toreros projects in the same area.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements (Prepared by Management)
March 31, 2006 and 2005

6.      SHARE CAPITAL

a)          Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of Common Shares	Capital Stock $	Contributed Surplus $
Common shares:
Issued at December 31, 2004	31,713,455	10,251,550	318,028

Private placements	5,595,001	801,750	-
Share issue costs	-	(26,103)	-
Finders’ fees	-	(4,093)	4,093
Stock-based compensation expense	-	-	61,399

	5,595,001	771,554	65,492

Issued at December 31, 2005	37,308,456	11,023,104	383,520

Private placements	11,619,288	1,626,700	-
Share issue costs	-	(14,764)	-
Stock options exercised	110,000	68,970	(32,470)
Finders’ warrants exercised	19,000	4,332	(532)
Stock-based compensation expense	-	-	276,058

	11,748,288	1,685,238	243,056

Issued at March 31, 2006	49,056,744	12,708,342	626,576

b)             Summary of warrants outstanding at March 31, 2006:

Type	Number Outstanding	Exercise Price $	Expiry Date
Finders’ warrants	35,167	0.20	April 28, 2007
	87,500	0.20	December 20, 2007
	122,667

Warrants	5,190,716	0.20	March 1, 2007
	6,428,572	0.20	March 13, 2007
	2,172,499	0.20	April 28, 2007
	625,000	0.20	December 20, 2007
	14,416,787

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements (Prepared by Management)
March 31, 2006 and 2005

6.             SHARE CAPITAL (continued)

c)      Stock Options

Options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant.

	Weighted-Average Exercise Price	Number of Options	Weighted-Average Contractual Remaining Life

Balance, December 31, 2004	0.375	2,280,000	2.87

Granted	0.15	1,295,000
Cancelled or expired	0.465	(370,000)

Balance, December 31, 2005	0.274	3,205,000	3.23

Granted	0.37	1,450,000
Exercised	0.332	(110,000)

Balance, March 31, 2006	0.303	4,545,000	3.60

         Summary of stock options outstanding at March 31, 2006:

Number Outstanding	Exercise Price $	Expiry Date
75,000	0.19	January 16, 2007
300,000	0.20	January 22, 2007
50,000	0.53	June 4, 2007
450,000	0.55	June 27, 2007
150,000	0.34	November 4, 2008
610,000	0.35	December 12, 2008
175,000	0.20	April 15, 2009
1,285,000	0.15	October 26, 2009
1,450,000	0.37	March 16, 2011

4,545,000

d)      Stock-based compensation

The fair value of options reported as compensation expenses during the period was estimated using the Black-Scholes Option Pricing Model using the following assumptions: a risk-free interest rate of 4% (2005 - nil), an expected life of 3 years; an expected volatility of 75% (2005 - nil) and no expectation for the payment of dividends.  The weighted average fair value per option was $0.1904.  Based on these variables, stock-based compensation expense of $276,058 (2005 - $nil) was recorded during the period.  The offsetting credit was recorded in Contributed Surplus.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

FIRST POINT MINERALS CORP.
Notes to the Unaudited Consolidated Financial Statements (Prepared by Management)
March 31, 2006 and 2005

7.      LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year.  Diluted loss per share has not been calculated as it is anti-dilutive.

8.       RELATED PARTY TRANSACTIONS

During the quarter, the Company paid or accrued an aggregate of $9,197 (2005 - $20,000) for management and administrative services provided by companies owned by officers of the Company.

During the quarter, the Company paid or accrued an aggregate of $10,136 (2005 - $nil) for legal and other services to Heenan Blaikie LLP, a law firm.  Mr. Rod Kirkham, a director of the Company, is a partner of Heenan Blaikie.

9.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Supplemental disclosure of non-cash investing and financing activities:

•     During the current quarter, the Company granted 1,450,000 employee stock options valued at $276,058.  Refer to note 6.

•     During the current quarter, the Company issued 1,100,000 common shares for subscriptions receivable totalling $175,000 which was received subsequent to the current quarter.

10.     SEGMENTED INFORMATION

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Central America, principally in Honduras and Nicaragua.

11.    SUBSEQUENT EVENTS

•         35,000 warrants exercisable at $0.20 were exercised.

•         1,500 finders’ warrants exercisable at $0.20 were exercised.

•         100,000 stock options were granted at an exercise price of $0.37 per share with an expiry date of April 19, 2011.

•         J. Christopher Mitchell resigned as CFO of the Company, effective May 1, 2006, and Teresa Cheng was appointed CFO.